

November 29, 2005

<u>Via Facsimile (212)759-9133 and U.S. Mail</u>

Charles Niemath, Esq.
Baker & Mckenzie
805 Third Avenue
New York, New York, 10022

> **Re: Fresenius Medical Care Aktiengesellschaft**
> **Form F-4 filed October 7, 2005, as amended**
> **File no. 333-128899**
>
> **Schedule TO filed October 11, 2005, as amended**
> **File no. 5-49531**

Dear Mr. Niemath:

We have reviewed the above-referenced filings and have the following comments.

<u>Schedule TO</u>

<u>Additional suggested comments for Fresenius Medical Care</u>

<u>General</u>

1.   It appears from our review of the amended registration statement that you may need no-action and/or exemptive relief from several US tender offer rules in order to conduct the offers as described in your prospectus. The following are some of the areas for which we believe specific relief may be necessary.

     - You are conducting two separate offers. Shares purchased in the German offer are technically being purchased outside of the US offer, which is prohibited by Rule 13e-4(f)(6) and Rule 14e-5. Relief for such purchases in a dual offer context is not provided as of right in the Tier II exemption; rather, we have stated that you must specifically request relief for such purchases. See Question 3 in Section II.L of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (directing you to contact the Office of Trading Practices in the Division of Market Regulation to seek such relief).

     - Rule 13e-4(i)(2)(ii) allows you to conduct separate US and foreign offers where the US offer is open *only* to US persons and the foreign offer is open *only* to non-US persons. Your dual offer structure does not technically fall within Rule 13e-4(i)(2)(ii) because ADS holders, wherever resident, must participate in the US offer.

- We have been advised in the context of other German tender offers that German law imposes a maximum offer period, beyond which a tender offer may not be extended. Will you need relief in order to avoid a potential conflict between a maximum German offer period and an obligation to extend the US offer in the event of a material change? See Axel Springer AG no-action/exemptive letter (September 12, 2005).

This list is not intended to be exclusive, nor to indicate that these are the only areas of relief that may be necessary for your offers. Rather, *it is your responsibility to identify any other rules or statutory provisions for which relief may be required.* To assist in your review, note that we have previously granted no-action and exemptive relief in connection with German and other foreign tender offers. These letters are listed on our Web site, in the Division of Corporation Section. For future reference, no-action or exemptive relief should generally be sought *before* the filing of a registration statement to avoid delaying effectiveness while we review your request.

2. As you know, you are required to calculate eligibility to rely on the Tier II exemption based on US ownership on the thirtieth day before commencement of the tender offer. You have disclosed that the US and German offers may not commence on the same day. Tell us in your response letter which date you will use for purposes of the US ownership calculation.

Questions and Answers about the U.S. Offer, page 4

Why are there two offers?

3. The disclosure here is so non-specific as to be essentially meaningless. Briefly explain what "legal reasons" and "regulatory requirements" have caused you to choose the dual offer structure

What are the differences between the German and the U.S. offer?

4. Here and in several other places throughout the prospectus, you refer to "other 'U.S. persons,' as defined in the rules of the SEC." Because the concept of who is eligible to participate in the US offer is critical, you must define this term in the offer materials and specifically identify the "SEC rule" to which you refer.

After I tender my preference shares in the U.S. offer, may I change my mind and withdraw them?

5. We note that ADS holders who tender their securities and then withdraw them must pay a fee of $10 per 100 ADSs. You indicate that the fee is the cost of taking the shares out of ADS form when initially tendered, and then putting them back into ADS form when withdrawn. However, we note that there is no fee associated with tendering ADSs. Any

limitations on or burden associated with the exercise of withdrawal rights afforded under Rule 13e-4(f)(2)(i) is of concern, as those rights are central to the protections afforded in Rule 13e-4. Please clarify the following matters in your response letter:

 - Why are these fees necessary? It is our understanding that when ADSs are tendered into an offer, the underlying shares are not "stripped out" until a purchase occurs at the end of the offer period.

- Are these fees being assessed by the depositary? By Fresenius? Or both?

- We note the disclosure that tendering ADSs holders who do not withdraw will not have to pay a fee associated with "dissolving" their ADS when purchased. Please explain why. Does the depositary impose a fee in that circumstance? Is that fee being borne by Fresenius? Or has the depositary agreed to waive its fee for ADS purchased in the US offer?

Withdrawal Rights, page 14

6.   The disclosure here indicates that when ADSs are withdrawn, you will return the ADSs immediately, but will retain the associated conversion premium paid by the tendering ADS holder until the completion of the US offer. Please explain in your response letter why you believe this is consistent with the withdrawal rights provisions in Rule 13e-4(f)(2)(i). In addition, discuss why this delay is necessary and to what extent, if at all, it is caused by German law or practice.

Delivery of Ordinary Shares and Ordinary ADSs, page 14

7.   Disclose approximately when the "registration of the conversion with the commercial register" will occur. We note that prompt payment is keyed off that date.

Conditions to the US Offer, page 35

8.   You list only two offer conditions in bullet points in this section. Clarify whether the US offer is conditioned on consummation of the German offer and vice versa. If this is the case (or not), the implications must be fully discussed in your offer materials. For example, if the US offer is conditioned on the German offer, then all of the German offer conditions effectively become conditions to the US offer as well and should be listed. If the offers are not cross-conditioned on one another, and one may close but not the other, the implications must be discussed in the prospectus.

9.   See our last comment. If the offers are cross-conditioned on one another but will not end on the same date, this may violate our prohibition on offer conditions that survive the expiration of an offer. We may have further comments after reviewing your response to the last comment.

Structure of the Conversion and Transformation, page 43

10.   We note the disclosure here that your non-voting preference shares are held in bearer form. Elsewhere in the prospectus, you indicate that Fresenius is currently able to rely on the Tier II exemption from our tender offer rules, and that you will confirm that this is still the case on the date that is thirty days before commencement of the offer. Please explain in your response letter how you have been able to ascertain the ownership of shares held in bearer form in calculating the US ownership of the target shares.

Closing Comments

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· It is responsible for the adequacy and accuracy of the disclosure in the filings;
· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
· it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345.

                                                        Sincerely,

                                                        Michael Pressman
                                                        Special Counsel
                                                        Office of Mergers
                                                        and Acquisitions